EXHIBIT 99.1
Federal Home Loan Bank of San Francisco
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Three Months Ended		Nine Months Ended
(Dollars in millions)	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Earnings:
Income/(loss) before assessments	$187	$(116)	$354	$464
Fixed charges	254	492	841	2,309
Total earnings	$441	$376	$1,195	$2,773
Fixed charges:
Interest expense	$254	$492	$840	$2,308
Estimated rental expense based on an interest factor	—	—	1	1
Total fixed charges	$254	$492	$841	$2,309
Ratio of earnings to fixed charges	1.74	0.76	1.42	1.20